# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRIGHT MINDS BIOSCIENCES INC., CIK 0001827401
CUSIP: 10919W405
Title of class of securities: COMMON STOCK, WITHOUT PAR VALUE
Address of issuer's principal executive offices: The Residences, Tower 7 Apt# 2703, Sheikh Mohammed bin Rashid Blvd, Dubai, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 11/04/2024
Amends the filing with accession number 0001062993-24-018312
Filed by CIK 0002005665
Persons authorized to receive notices and communications: Ian McDonald, The Residences, Tower 7 Apt# 2703, Sheikh Mohammed bin Rashid Blvd, Dubai, United Arab Emirates (C0), 00000, (647) 407-2515

## Reporting persons
- Ian McDonald (CIK 0002005665): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 1,396,665; shared voting power 0; sole dispositive power 1,396,665; shared dispositive power 0; aggregate amount beneficially owned 1,396,665 (13.7% of the class)
  Comment: These 1,396,665 Common Shares under Items (7), (9) and (11) consist of (i) 1,004,900 Common Shares; (ii) 361,765 Common Shares issuable upon exercise of common share purchase warrants (the "Warrants"); and (iii) 30,000 restricted share units (the "RSUs" together with the Warrants, the "Derivative Securities").
  
  Item (13) is calculated based on 10,203,826 Common Shares, consisting of (i) 9,812,061 Common Shares issued and outstanding on May 19, 2026, as reported in the Management's Discussion and Analysis for the second quarter ended March 31, 2026, as furnished by the Issuer to the SEC on Form 6-K on May 20, 2026, plus (i) 361,765 Common Shares issuable to the Reporting Person upon exercise of the Warrants; and (ii) 30,000 Common Shares issuable to the Reporting Person upon settlement of the RSUs.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, WITHOUT PAR VALUE
Name of issuer: BRIGHT MINDS BIOSCIENCES INC.
Address of issuer's principal executive offices: The Residences, Tower 7 Apt# 2703, Sheikh Mohammed bin Rashid Blvd, Dubai, United Arab Emirates (C0), 00000

## Item 2. Identity and Background
Name of person filing: This statement is filed by Ian McDonald (the "Reporting Person").
Residence or business address: The Reporting Person's address is The Residences, Tower 7 Apt# 2703, Sheikh Mohammed bin Rashid Blvd., Dubai, UAE.
Present principal occupation or employment: The Reporting Person's principal occupation is acting as the President, Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years:
During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Canadian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not Applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this statement is to report aggregate reductions in ownership of securities held by the Reporting Person of one percent (1%) or more of the securities of the Issuer then outstanding, as a result of distributions of securities by the Issuer, as of:
- November 4, 2024, when the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,396,665 Common Shares representing approximately 19.0% of the Issuer's issued and outstanding Common Shares inclusive of Common Shares issuable to the Reporting Person pursuant to the Derivative Securities held by the Reporting Person;
- September 9, 2025, when the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,396,665 Common Shares representing approximately 17.9% of the Issuer's issued and outstanding Common Shares inclusive of Common Shares issuable to the Reporting Person pursuant to the Derivative Securities held by the Reporting Person; and
- January 9, 2026, when the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,396,665 Common Shares representing approximately 13.8% of the Issuer's issued and outstanding Common Shares inclusive of Common Shares issuable to the Reporting Person pursuant to the Derivative Securities held by the Reporting Person.
The Reporting Person may, depending on market and other conditions, increase or decrease his ownership of the Issuer's securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.
The Reporting Person reserves the right to formulate other plans or make other proposals and take other actions with respect to his interest in the Issuer. Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase his cash position. The Reporting Person may also reconsider and change his plans or proposals relating to the foregoing.
Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
There were 9,812,061 Common Shares issued and outstanding on May 19, 2026, as reported in the Management's Discussion and Analysis for the second quarter ended March 31, 2026, as furnished by the Issuer to the SEC on Form 6-K on May 20, 2026.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) For the purposes of this statement, the Reporting Person is reporting herein that, as of July 2, 2026, the Reporting Person was the beneficial owner of 1,398,290 Common Shares representing approximately 13.6% of the Issuer's issued and outstanding Common Shares. The Reporting Person did not, and does not, have the right to acquire any additional Common Shares within sixty days of the date of this Amendment No. 5.
Number of shares as to which each person has sole or shared power to vote or dispose: For the purposes of this statement, the Reporting Person is reporting herein that, as of July 2, 2026, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 1,398,290 Common Shares representing approximately 13.6% of the Issuer's common stock.
Transactions in the class effected during the past sixty days:
During the last sixty (60) days, the Reporting Person purchased 1,625 Common Shares on June 12, 2026 at average price of $61.081 per Common Share on the open market.
On January 27, 2025, 30,000 RSUs were settled (and therefore disposed of) by the Reporting Person in exchange for the 30,000 Common Shares underlying such RSUs. This transaction did not result in any change to the number of Common Shares that had been reported as being beneficially owned by the Reporting Person in Amendment No. 4 to the Schedule 13D ("Amendment No. 4") filed by the Reporting Person on November 4, 2024.
As of July 2, 2026, except as disclosed above, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person since Amendment No. 4.
Other persons with the right to receive dividends or sale proceeds: As of October 30, 2024, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

## Signatures
- Ian McDonald: Ian McDonald, President, Chief Executive Officer and Director of the Issuer (07/02/2026)